REYNOLDS GROUP HOLDINGS LIMITED

LEVEL NINE 148 QUAY STREET PO BOX 3515 AUCKLAND 1140 NEW ZEALAND
TELEPHONE (64-9) 366 6259 FAX (64-9) 366 6263

August 6, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that Reynolds Group Holdings Limited has included disclosure with respect to certain activities described in Section 13(r) in its Quarterly Report filed on Form 6-K for the quarter ended June 30, 2014 which was filed with the U.S. Securities and Exchange Commission on August 6, 2014. The disclosure can be found on page 37 of the Quarterly Report on Form 6-K and is incorporated by reference herein.

Very truly yours,

Reynolds Group Holdings Limited

/s/ JOSEPH E. DOYLE
Joseph E. Doyle
Group Legal Counsel